UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2014

Attached is the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2014, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 9, 2015 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s disclosure dated February 6, 2015, a copy of which was furnished under cover of Form 6-K on February 6, 2015.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President Investor Relations Office

Date: February 9, 2015

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2014	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥984,463	¥905,796
Short-term investments	38,949	59,973
Notes and accounts receivable, trade	2,509,030	2,701,280
Allowance for doubtful accounts (Note 8)	(46,893)	(48,390)
Accounts receivable, other	345,197	413,843
Inventories (Note 2)	415,309	446,148
Prepaid expenses and other current assets	394,294	464,930
Deferred income taxes	220,662	198,671

Total current assets	4,861,011	5,142,251

Property, plant and equipment:
Telecommunications equipment	12,959,564	12,807,435
Telecommunications service lines	15,408,604	15,567,610
Buildings and structures	6,060,129	6,101,812
Machinery, vessels and tools	1,949,903	1,981,584
Land	1,238,742	1,287,071
Construction in progress	359,014	381,988

	37,975,956	38,127,500
Accumulated depreciation	(28,136,268)	(28,402,801)

Net property, plant and equipment	9,839,688	9,724,699

Investments and other assets:
Investments in affiliated companies	521,634	521,328
Marketable securities and other investments	407,766	496,816
Goodwill	1,086,636	1,132,968
Software	1,309,912	1,245,843
Other intangible assets	401,194	380,456
Other assets	1,195,608	1,358,164
Deferred income taxes	661,500	639,752

Total investments and other assets	5,584,250	5,775,327

Total assets	¥20,284,949	¥20,642,277

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2014	December 31, 2014
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥269,444	¥760,434
Current portion of long-term debt	425,351	418,767
Accounts payable, trade	1,540,249	1,249,304
Current portion of obligations under capital leases	16,929	17,437
Accrued payroll	448,061	381,663
Accrued taxes on income	256,994	77,195
Accrued consumption tax	47,376	139,748
Advances received	266,743	251,460
Other	405,677	444,652

Total current liabilities	3,676,824	3,740,660

Long-term liabilities:
Long-term debt (excluding current portion)	3,483,673	3,653,675
Obligations under capital leases (excluding current portion)	35,951	34,422
Liability for employees’ retirement benefits	1,327,873	1,365,851
Accrued liabilities for point programs	130,466	112,584
Deferred income taxes	233,151	217,189
Other	446,293	491,317

Total long-term liabilities	5,657,407	5,875,038

Redeemable noncontrolling interests	25,912	26,600

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 4) Authorized – 6,192,920,900 shares Issued – 1,136,697,235 shares at March 31 and December 31, 2014	937,950	937,950
Additional paid-in capital (Note 4)	2,827,010	2,845,824
Retained earnings (Note 4)	4,808,361	5,058,382
Accumulated other comprehensive income (loss) (Note 4)	94,966	152,689
Treasury stock, at cost (Note 4) – 26,650,807 shares at March 31, 2014 and 66,255,902 shares at December 31, 2014	(156,933)	(416,111)

Total NTT shareholders’ equity	8,511,354	8,578,734

Noncontrolling interests (Note 4)	2,413,452	2,421,245

Total equity	10,924,806	10,999,979

Contingent liabilities (Note 9)

Total liabilities and equity	¥20,284,949	¥20,642,277

	Yen
	March 31, 2014	December 31, 2014
Per share of common stock:

NTT shareholders’ equity	¥7,667.57	¥8,014.20

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen, except per share data
	2013	2014
Operating revenues:
Fixed voice related services	¥1,184,765	¥1,087,270
Mobile voice related services	789,546	660,586
IP/packet communications services	2,789,563	2,750,096
Sale of telecommunications equipment	740,095	794,443
System integration	1,585,561	1,893,468
Other	935,654	996,664

	8,025,184	8,182,527

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	1,720,380	1,736,079
Cost of equipment sold (excluding items shown separately below)	646,856	706,803
Cost of system integration (excluding items shown separately below)	1,147,150	1,323,731
Depreciation and amortization (Notes 1 and 6)	1,394,935	1,365,268
Impairment loss	166	1,604
Selling, general and administrative expenses	2,127,588	2,138,095
Goodwill and other intangible asset impairments	2,989	—

	7,040,064	7,271,580

Operating income	985,120	910,947

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(36,944)	(33,155)
Interest income	13,221	13,821
Other, net (Note 4)	62,706	18,569

	38,983	(765)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,024,103	910,182

Income tax expense (benefit) (Note 4):
Current	389,174	298,193
Deferred	(6,527)	17,544

	382,647	315,737

Income before equity in earnings (losses) of affiliated companies	641,456	594,445
Equity in earnings (losses) of affiliated companies (Note 4)	(2,833)	3,635

Net income	638,623	598,080

Less – Net income attributable to noncontrolling interests	154,319	148,139

Net income attributable to NTT	¥484,304	¥449,941

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,156,476,181	1,103,621,904
Net income attributable to NTT (Yen) (Note 1)	¥418.78	¥407.69

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014
Net income	¥638,623	¥598,080
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	28,200	60,413
Unrealized gain (loss) on derivative instruments	(2,540)	(301)
Foreign currency translation adjustments	83,928	33,626
Pension liability adjustments	100,677	(2,552)

Total other comprehensive income (loss)	210,265	91,186

Total comprehensive income (loss)	848,888	689,266

Less – Comprehensive income attributable to noncontrolling interests	183,179	181,602

Total comprehensive income (loss) attributable to NTT	¥665,709	¥507,664

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

Consolidated Statements of Income

	Millions of yen, except per share data
	2013	2014
Operating revenues:
Fixed voice related services	¥390,283	¥356,893
Mobile voice related services	254,497	214,127
IP/packet communications services	925,755	911,726
Sale of telecommunications equipment	297,866	309,118
System integration	556,434	663,850
Other	334,279	353,145

	2,759,114	2,808,859

Operating expenses (Note 7):
Cost of services (excluding items shown separately below)	571,178	572,454
Cost of equipment sold (excluding items shown separately below)	276,160	280,122
Cost of system integration (excluding items shown separately below)	410,510	458,389
Depreciation and amortization (Notes 1 and 6)	475,815	454,164
Impairment loss	4	1,394
Selling, general and administrative expenses	693,354	722,313

	2,427,021	2,488,836

Operating income	332,093	320,023

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(12,187)	(10,569)
Interest income	4,449	4,695
Other, net (Note 4)	23,970	3,876

	16,232	(1,998)

Income before income taxes and equity in earnings (losses) of affiliated companies	348,325	318,025

Income tax expense (benefit) (Note 4):
Current	123,311	104,222
Deferred	1,442	3,018

	124,753	107,240

Income before equity in earnings (losses) of affiliated companies	223,572	210,785
Equity in earnings (losses) of affiliated companies (Note 4)	(8,947)	1,177

Net income	214,625	211,962

Less – Net income attributable to noncontrolling interests	53,861	52,353

Net income attributable to NTT	¥160,764	¥159,609

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,137,382,961	1,091,484,931
Net income attributable to NTT (Yen) (Note 1)	¥141.35	¥146.23

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014
Net income	¥214,625	¥211,962
Other comprehensive income (loss), net of tax (Note 4)
Unrealized gain (loss) on securities	11,023	50,947
Unrealized gain (loss) on derivative instruments	929	(12)
Foreign currency translation adjustments	13,088	68,741
Pension liability adjustments	94,649	(1,457)

Total other comprehensive income (loss)	119,689	118,219

Total comprehensive income (loss)	334,314	330,181

Less – Comprehensive income attributable to noncontrolling interests	67,249	84,768

Total comprehensive income (loss) attributable to NTT	¥267,065	¥245,413

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2013	2014
Cash flows from operating activities:
Net income	¥638,623	¥598,080
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	1,394,935	1,365,268
Impairment loss	166	1,604
Deferred taxes	(6,527)	17,544
Goodwill and other intangible asset impairments	2,989	—
Losses on disposal of property, plant and equipment	63,781	63,765
Equity in (earnings) losses of affiliated companies	2,833	(3,635)
(Increase) decrease in notes and accounts receivable, trade	17,052	(179,956)
(Increase) decrease in inventories (Note 2)	(126,609)	(54,726)
(Increase) decrease in other current assets	(91,842)	(138,769)
Increase (decrease) in accounts payable, trade and accrued payroll	(250,095)	(210,285)
Increase (decrease) in accrued consumption tax	3,257	92,034
Increase (decrease) in advances received	3,861	(18,128)
Increase (decrease) in accrued taxes on income	(67,341)	(180,154)
Increase (decrease) in other current liabilities	18,127	28,246
Increase (decrease) in liability for employees’ retirement benefits	51,638	37,028
Increase (decrease) in other long-term liabilities	9,724	18,490
Other	(41,599)	(36,677)

Net cash provided by operating activities	1,622,973	1,399,729

Cash flows from investing activities:
Payments for property, plant and equipment	(1,161,716)	(1,108,674)
Payments for intangibles	(310,707)	(260,862)
Proceeds from sales of property, plant and equipment	40,694	19,097
Payments for purchases of non-current investments	(40,885)	(18,824)
Proceeds from sales and redemptions of non-current investments	12,788	17,897
Acquisitions of subsidiaries, net of cash acquired	(55,459)	(21,949)
Payments for purchases of short-term investments	(50,004)	(55,937)
Proceeds from redemptions of short-term investments	72,643	38,802
Other	(40,103)	(62,580)

Net cash used in investing activities	¥(1,532,749)	¥(1,453,030)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2013	2014
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥404,980	¥457,143
Payments for settlement of long-term debt	(582,565)	(334,309)
Proceeds from issuance of short-term debt	4,865,207	4,646,133
Payments for settlement of short-term debt	(4,255,747)	(4,167,653)
Dividends paid (Note 4)	(186,174)	(199,769)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 4)	(250,130)	(256,797)
Acquisition of treasury stock by subsidiaries	(5,215)	(70,798)
Other	(79,277)	(101,947)

Net cash used in financing activities	(88,921)	(27,997)

Effect of exchange rate changes on cash and cash equivalents	10,918	2,631

Net increase (decrease) in cash and cash equivalents	12,221	(78,667)
Cash and cash equivalents at beginning of period	961,433	984,463

Cash and cash equivalents at end of period	¥973,654	¥905,796

Cash paid during the period for:
Interest	¥37,430	¥32,446
Income taxes, net	¥458,349	¥532,984

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2014, the consolidated statements of income and the consolidated statements of comprehensive income for the three and nine months ended December 31, 2013 and 2014 and the consolidated statements of cash flows for the nine months ended December 31, 2013 and 2014 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Recently issued Accounting Standards

Revenue from Contracts with Customers –

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for NTT Group on April 1, 2017. Early adoption is not permitted.

NTT is evaluating the effect that the ASU will have on NTT Group’s quarterly consolidated financial statements and related disclosures. NTT has not yet selected a transition method nor has it determined the effect of the standard on NTT Group’s ongoing financial reporting.

(2) Change in accounting estimate

Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied prospectively as a change in accounting estimates. The financial impact from this change in accounting estimate on “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is ¥35,505 million, ¥15,040 million, and ¥13.63, respectively, for the nine months ended December 31, 2014, and ¥17,057 million, ¥7,145 million, and ¥6.55, respectively, for the three months ended December 31, 2014.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the nine months ended December 31, 2013 and 2014, there is no difference between basic EPS and diluted EPS.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three and nine months ended December 31, 2014.

2.	Inventories:

Inventories at March 31 and December 31, 2014 comprised the following:

	Millions of yen
	March 31, 2014	December 31, 2014

Telecommunications equipment to be sold and materials	¥228,337	¥202,267
Projects in progress	83,015	147,234
Supplies	103,957	96,647

Total	¥415,309	¥446,148

3.	Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities composed of equity securities and debt securities and held-to-maturity debt securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale and held-to-maturity securities at March 31 and December 31, 2014 were as follows:

	Millions of yen
	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Equity securities	¥134,819	¥128,150	¥376	¥262,593
Debt securities	55,650	1,541	202	56,989
Held-to-maturity:
Commercial paper *	2,212	—	—	2,212
Other debt securities	3,933	24	—	3,957

Total	¥196,614	¥129,715	¥578	¥325,751

* Commercial paper consists of “Cash and cash equivalents” totaling ¥2,212 million.
	Millions of yen
	December 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Equity securities	¥150,925	¥213,356	¥1,422	¥362,859
Debt securities	63,902	1,653	43	65,512
Held-to-maturity:
Commercial paper *	22,348	—	—	22,348
Other debt securities	4,368	53	—	4,421

Total	¥241,543	¥215,062	¥1,465	¥455,140

*	Commercial paper consists of “Cash and cash equivalents” totaling ¥2,348 million and “Short-term investments” totaling ¥20,000 million.

In the ordinary course of its business, NTT maintains long-term investment equity securities accounted for under the cost method, which are included in “Marketable securities and other investments.” The total carrying amounts of those securities were ¥88,467 million and ¥70,665 million at March 31 and December 31, 2014, respectively.

4.	Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2014 and for the nine months ended December 31, 2014 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2013	1,323,197,235	137,822,603
Acquisition of treasury stock under resolution of the board of directors	—	75,294,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	37,134
Resale of treasury stock to holders of less-than-one-unit shares	—	(2,930)
Cancellation of treasury stock under resolution of the board of directors	(186,500,000)	(186,500,000)
Balance at March 31, 2014	1,136,697,235	26,650,807

Acquisition of treasury stock under resolution of the board of directors	—	39,581,327
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	25,376
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,608)

Balance at December 31, 2014	1,136,697,235	66,255,902

On May 10, 2013, the board of directors of NTT resolved that NTT may acquire up to 50 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 48,737,200 shares of its common stock for a total purchase price of ¥250,000 million between May 2013 and October 2013, and concluded the repurchase of its common stock authorized by the board of directors’ resolution.

On November 8, 2013, the board of directors of NTT resolved that NTT will cancel 186,500,000 shares held as treasury stock on November 15, 2013, and as a result of such cancellation conducted on November 15, 2013, retained earnings have decreased by ¥818,206 million.

On February 6, 2014, the board of directors of NTT resolved that NTT may acquire up to 38 million shares of its outstanding common stock for an amount in total not exceeding ¥200 billion from February 7, 2014 through March 31, 2014. Based on this resolution, NTT repurchased 26,556,800 shares of its common stock at ¥156,499 million on March 7, 2014 using ToSTNeT-3.

On May 13, 2014, the board of directors of NTT resolved that NTT may acquire up to 44 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from July 1, 2014 through March 31, 2015.

On November 7, 2014, the board of directors revised its resolution above and resolved that NTT may acquire up to 51 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from November 10, 2014 through June 30, 2015. Based on this resolution, NTT repurchased 38,000,000 shares of its common stock at a price of ¥249,166 million and 1,168,100 shares of its common stock at a price of ¥7,429 million on November 14, 2014 and November 28, 2014, respectively, using ToSTNeT-3.

NTT also repurchased 4,619,100 shares of its common stock for a total purchase price of ¥29,614 million in January 2015.

Dividends –

Cash dividends paid during the nine months ended December 31, 2014 were as follows:

Resolution	The shareholders’ meeting on June 26, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥99,904 million
Cash dividends per share	¥90
Record date	March 31, 2014
Date of payment	June 27, 2014

Resolution	The board of directors’ meeting on November 7, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥99,866 million
Cash dividends per share	¥90
Record date	September 30, 2014
Date of payment	December 8, 2014

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the nine months ended December 31, 2013 and 2014 were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥8,231,439	¥2,290,564	¥10,522,003
Dividends paid to NTT Shareholders	(186,174)	—	(186,174)
Dividends paid to noncontrolling interests	—	(95,568)	(95,568)
Acquisition of treasury stock	(250,138)	—	(250,138)
Resale of treasury stock	7	—	7
Other equity transactions	(623)	3,700	3,077
Net income	484,304	154,319	638,623
Other comprehensive income (loss)	181,405	28,860	210,265
Unrealized gain (loss) on securities	21,059	7,141	28,200
Unrealized gain (loss) on derivative instruments	(1,709)	(831)	(2,540)
Foreign currency translation adjustments	66,038	17,890	83,928
Pension liability adjustments	96,017	4,660	100,677
Balance at December 31, 2013	¥8,460,220	¥2,381,875	¥10,842,095

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥8,511,354	¥2,413,452	¥10,924,806
Dividends paid to NTT Shareholders	(199,769)	—	(199,769)
Dividends paid to noncontrolling interests	—	(95,704)	(95,704)
Acquisition of treasury stock	(259,188)	—	(259,188)
Resale of treasury stock	10	—	10
Other equity transactions	18,663	(77,452)	(58,789)
Net income	449,941	147,688	597,629
Other comprehensive income (loss)	57,723	33,261	90,984
Unrealized gain (loss) on securities	38,145	22,268	60,413
Unrealized gain (loss) on derivative instruments	(501)	200	(301)
Foreign currency translation adjustments	22,170	11,254	33,424
Pension liability adjustments	(2,091)	(461)	(2,552)
Balance at December 31, 2014	¥8,578,734	¥2,421,245	¥10,999,979

Accumulated other comprehensive income (loss) –

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine and three months ended December 31, 2013 and 2014 were as follows:

For the nine months ended December 31, 2013	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2013	¥71,976	¥(2,560)	¥(5,683)	¥(256,665)	¥(192,932)
Other comprehensive income before reclassification	27,963	(2,338)	78,404	101,487	205,516
Amounts reclassified from accumulated other comprehensive income	237	(202)	5,524	(810)	4,749

Other comprehensive income	28,200	(2,540)	83,928	100,677	210,265

Less – Comprehensive income attributable to noncontrolling interests	7,141	(831)	17,890	4,660	28,860

Balance at December 31, 2013	¥93,035	¥(4,269)	¥60,355	¥(160,648)	¥(11,527)

For the nine months ended December 31, 2014	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966
Other comprehensive income before reclassification	60,281	314	37,079	39	97,713
Amounts reclassified from accumulated other comprehensive income	132	(615)	(3,453)	(2,591)	(6,527)

Other comprehensive income	60,413	(301)	33,626	(2,552)	91,186

Less – Comprehensive income attributable to noncontrolling interests	22,268	200	11,456	(461)	33,463

Balance at December 31, 2014	¥122,856	¥(6,483)	¥143,009	¥(106,693)	¥152,689

For the three months ended December 31, 2013	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at September 30, 2013	¥83,821	¥(5,014)	¥54,293	¥(250,928)	¥(117,828)
Other comprehensive income before reclassification	10,589	629	7,644	101,487	120,349
Amounts reclassified from accumulated other comprehensive income	434	300	5,444	(6,838)	(660)

Other comprehensive income	11,023	929	13,088	94,649	119,689

Less – Comprehensive income attributable to noncontrolling interests	1,809	184	7,026	4,369	13,388

Balance at December 31, 2013	¥93,035	¥(4,269)	¥60,355	¥(160,648)	¥(11,527)

For the three months ended December 31, 2014	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at September 30, 2014	¥91,547	¥(6,651)	¥87,340	¥(105,351)	¥66,885
Other comprehensive income before reclassification	50,806	53	68,741	13	119,613
Amounts reclassified from accumulated other comprehensive income	141	(65)	—	(1,470)	(1,394)

Other comprehensive income	50,947	(12)	68,741	(1,457)	118,219

Less – Comprehensive income attributable to noncontrolling interests	19,638	(180)	13,072	(115)	32,415

Balance at December 31, 2014	¥122,856	¥(6,483)	¥143,009	¥(106,693)	¥152,689

Reclassifications out of accumulated other comprehensive income (loss) for the nine and three months ended December 31, 2013 and 2014 were as follows:

For the nine months ended December 31	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2013	2014
Unrealized gain (loss) on securities	¥(334)	¥(11)	Other, net
	97	77	Income tax benefit (expense)
	—	(198)	Equity in earnings (losses) of affiliated companies

	¥(237)	¥(132)	Net income

Unrealized gain (loss) on derivative instruments	¥356	¥935	Other, net
	(97)	(342)	Income tax benefit (expense)
	(57)	22	Equity in earnings (losses) of affiliated companies

	¥202	¥615	Net income

Foreign currency translation adjustments	¥(7)	¥3,453	Other, net
	3,208	—	Income tax benefit (expense)
	(8,725)	—	Equity in earnings (losses) of affiliated companies

	¥(5,524)	¥3,453	Net income

Pension liability adjustments	¥2,044	¥2,794	*
	(1,234)	(203)	Income tax benefit (expense)

	¥810	¥2,591	Net income

Total	¥(4,749)	¥6,527	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

For the three months ended December 31	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2013	2014
Unrealized gain (loss) on securities	¥(679)	¥(21)	Other, net
	245	78	Income tax benefit (expense)
	—	(198)	Equity in earnings (losses) of affiliated companies

	¥(434)	¥(141)	Net income

Unrealized gain (loss) on derivative instruments	¥(463)	¥38	Other, net
	178	(11)	Income tax benefit (expense)
	(15)	38	Equity in earnings (losses) of affiliated companies

	¥(300)	¥65	Net income

Foreign currency translation adjustments	¥3,281	¥—	Income tax benefit (expense)
	(8,725)	—	Equity in earnings (losses) of affiliated companies

	¥(5,444)	¥—	Net income

Pension liability adjustments	¥10,736	¥1,531	*
	(3,898)	(61)	Income tax benefit (expense)

	¥6,838	¥1,470	Net income

Total	¥660	¥1,394	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests –

On August 6, 2014, the board of directors of NTT DOCOMO Inc. (“NTT DOCOMO”), a subsidiary of NTT, resolved that NTT DOCOMO may repurchase up to 206,489,675 shares of its outstanding common stock for an amount in total not exceeding ¥350,000 million between August 7, 2014 and September 3, 2014. Based on this resolution, NTT DOCOMO repurchased a total of 181,530,121 of its shares for an aggregate of ¥307,694 million, 176,991,100 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.3%. As a result, “Additional paid-in capital” increased by ¥17,520 million in the consolidated balance sheet as of December 31, 2014.

On October 31, 2014, the board of directors of NTT DOCOMO resolved that NTT DOCOMO may repurchase up to 138,469,879 shares of its outstanding common stock for an amount in total not exceeding ¥192,306 million between November 1, 2014 and March 31, 2015. Based on this resolution, between November 2014 and December 2014, NTT DOCOMO repurchased a total of 33,746,000 shares of its common stock for an aggregate of ¥62,003 million. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.3% to 65.8% and “Additional paid-in capital” increased by ¥2,787 million in the consolidated balance sheet as of December 31, 2014.

In January 2015, NTT DOCOMO repurchased a total of 13,300,000 shares of its common stock for an aggregate of ¥25,312 million. Due to NTT DOCOMO’s additional repurchase transactions, NTT’s ownership interest in NTT DOCOMO further increased from 65.8% to 66.0%. NTT expects to recognize the difference between the consideration paid to the non-controlling interest holders and the decrease in the carrying value of such non-controlling interests resulting from this transaction as an adjustment to “Additional paid-in capital” in the consolidated balance sheet as of March 31, 2015.

5.	Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 – Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2014 are as follows:

	Millions of yen
	March 31, 2014
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥126,422	¥126,419	¥3	¥—
Foreign equity securities	136,171	136,171	—	—
Domestic debt securities	27,745	212	24,821	2,712
Foreign debt securities	29,244	10	29,234	—
Derivatives:
Forward exchange contracts	1,048	—	1,048	—
Interest rate swap agreements	664	—	664	—
Currency swap agreements	34,805	—	34,805	—
Currency option agreements	290	—	290	—

Liabilities
Derivatives:
Forward exchange contracts	522	—	522	—
Interest rate swap agreements	2,043	—	2,043	—
Currency swap agreements	571	—	571	—
Currency option agreements	85	—	85	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	December 31, 2014
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥203,468	¥203,468	¥—	¥—
Foreign equity securities	159,391	159,391	—	—
Domestic debt securities	26,766	202	26,161	403
Foreign debt securities	38,746	12	38,734	—
Derivatives:
Forward exchange contracts	1,059	—	1,059	—
Interest rate swap agreements	163	—	163	—
Currency swap agreements	70,853	—	70,853	—
Currency option agreements	742	—	742	—

Liabilities
Derivatives:
Forward exchange contracts	2,345	—	2,345	—
Interest rate swap agreements	3,543	—	3,543	—
Currency swap agreements	836	—	836	—
Currency option agreements	2	—	2	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine months ended December 31, 2013 and 2014 were immaterial.

6.	Segment information:

Operating segments are components of NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Operating revenues:

	Millions of yen
For the nine months ended December 31	2013	2014

Operating revenues:
Regional communications business –
External customers	¥2,304,623	¥2,232,967
Intersegment	321,751	346,208

Total	2,626,374	2,579,175

Long distance and international communications business –
External customers	1,241,488	1,382,470
Intersegment	71,181	64,878

Total	1,312,669	1,447,348

Mobile communications business –
External customers	3,332,676	3,294,675
Intersegment	30,888	32,105

Total	3,363,564	3,326,780

Data communications business –
External customers	853,675	995,658
Intersegment	89,379	70,789

Total	943,054	1,066,447

Other –
External customers	292,722	276,757
Intersegment	643,709	617,325

Total	936,431	894,082
Elimination	(1,156,908)	(1,131,305)

Consolidated Total	¥8,025,184	¥8,182,527

	Millions of yen
For the three months ended December 31	2013	2014

Operating revenues:
Regional communications business –
External customers	¥766,214	¥747,032
Intersegment	111,008	117,715

Total	877,222	864,747

Long distance and international communications business –
External customers	426,007	474,170
Intersegment	22,763	23,193

Total	448,770	497,363

Mobile communications business –
External customers	1,153,619	1,141,218
Intersegment	10,974	12,586

Total	1,164,593	1,153,804

Data communications business –
External customers	298,610	350,248
Intersegment	30,557	20,625

Total	329,167	370,873

Other –
External customers	114,664	96,191
Intersegment	219,134	206,310

Total	333,798	302,501
Elimination	(394,436)	(380,429)

Consolidated Total	¥2,759,114	¥2,808,859

Segment profit:

	Millions of yen
For the nine months ended December 31	2013	2014

Segment profit:
Regional communications business	¥100,453	¥131,482
Long distance and international communications business	100,419	87,954
Mobile communications business	685,723	584,858
Data communications business	34,856	56,715
Other	51,633	40,302

Total segment profit	973,084	901,311
Elimination	12,036	9,636

Consolidated Total	¥985,120	¥910,947

	Millions of yen
For the three months ended December 31	2013	2014

Segment profit:
Regional communications business	¥24,836	¥53,214
Long distance and international communications business	38,934	31,561
Mobile communications business	215,103	187,061
Data communications business	28,425	29,172
Other	21,178	17,247

Total segment profit	328,476	318,255
Elimination	3,617	1,768

Consolidated Total	¥332,093	¥320,023

As indicated in “(2) Change in accounting estimate” in Note 1 effective July 1, 2014, NTT Group has revised its estimate of the expected useful life of a part of software for telecommunications network and internal-use software based on actual utilization of the software to reflect an extended expected useful life. As a result, compared with the method used prior to July 1, 2014, operating income for the mobile communications business segment for the nine months ended December 31, 2014 and the three months ended December 31, 2014 increased by ¥35,505 million and ¥17,057, respectively.

Transfers between operating segments are made at arms-length prices. Operating income is operating revenues less costs and operating expenses.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the nine months ended December 31, 2013 and 2014.

7.	Research and development expenses:

Research and development expenses are charged to income as incurred, and such amounts charged to income for the nine months ended December 31, 2013 and 2014 were ¥175,151 million and ¥167,339 million, respectively. Such amounts charged to income for the three months ended December 31, 2013 and 2014 were ¥58,506 million and ¥55,801 million, respectively.

8.	Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor, are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the nine months ended December 31, 2013 and 2014 were as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2013	¥6,829	¥11,423	¥6,154	¥3,390	¥107	¥27,903
Provision	2,066	(533)	15	1,402	(2)	2,948
Charge off	(1,241)	(1,306)	(132)	(1,840)	—	(4,519)
Recovery	3	77	2	2	—	84
Balance at December 31, 2013	7,657	9,661	6,039	2,954	105	26,416
Collectively evaluated for impairment	7,297	4,029	1,225	2,938	2	15,491
Individually evaluated for impairment	360	5,632	4,814	16	103	10,925

Financing receivables:
Balance at December 31, 2013	742,804	337,938	115,041	263,731	340	1,459,854
Collectively evaluated for impairment	742,389	331,775	106,845	263,715	237	1,444,961
Individually evaluated for impairment	415	6,163	8,196	16	103	14,893

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2014	¥4,687	¥8,331	¥5,000	¥2,991	¥4,005	¥25,014
Provision	1,169	(375)	(874)	4,972	481	5,373
Charge off	(179)	(969)	(2,264)	(2,004)	—	(5,416)
Recovery	4	62	—	2	—	68
Balance at December 31, 2014	6,324	7,049	1,862	5,960	4,486	25,681
Collectively evaluated for impairment	6,119	2,757	904	5,960	1	15,741
Individually evaluated for impairment	205	4,292	958	—	4,485	9,940

Financing receivables:
Balance at December 31, 2014	965,168	361,474	92,607	292,874	5,066	1,717,189
Collectively evaluated for impairment	964,949	356,781	90,794	292,874	508	1,705,906
Individually evaluated for impairment	219	4,693	1,813	—	4,558	11,283

9.	Contingent liabilities:

Contingent liabilities at December 31, 2014 composed of loan guarantees and other contingencies amounted to ¥65,414 million.

At December 31, 2014, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10.	Subsequent events:

Tata Teleservices Limited

Tata Teleservices Limited (“TTSL”) is a telecommunications operator in India and a privately held company.

As of December 31, 2013 and 2014, NTT Group held via NTT DOCOMO approximately 26.5% of the outstanding common shares of TTSL and has accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”), the parent company of TTSL, and NTT DOCOMO, when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have certain shareholder rights including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥138.5 billion*) or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although NTT DOCOMO repeatedly held discussions with Tata Sons in regards to the sale of its entire stake in TTSL, pursuant to the Agreement. Accordingly, NTT DOCOMO submitted its request for arbitration to the London Court of International Arbitration on January 3, 2015.

The sale of NTT DOCOMO’s stake in TTSL has not been completed as Tata Sons has not fulfilled its obligation, and thus NTT DOCOMO has not accounted for the sales transaction for the year ending March 31, 2015. NTT DOCOMO continues to account for the investment in TTSL under the equity method as NTT DOCOMO continues to hold approximately 26.5% of the outstanding voting shares of TTSL and have representation on the board of directors of TTSL even after submitting the request for arbitration. The financial effect of this matter cannot be estimated at this time due to the aforementioned uncertainties surrounding this investment. NTT DOCOMO may recognize a gain or loss upon disposition of its TTSL shares or in the event that it becomes probable that the likelihood of the transaction as described above will not be carried out.

*1 rupee = ¥1.91 as of December 30, 2014

NTT DOCOMO’s repurchase of its common stock.

Please see note 4 for details.

NTT’s repurchase of its common stock.

Please see note 4 for details.